

February 6, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

      Re: CytoDyn Inc.
              Schedule TO-I/A
              Filed January 31, 2018
              File No. 005-79349

Dear Dr. Pourhassan:

We have limited our review of the above filing to those issues we have addressed in our comment. Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to our comment, we may have additional comments.

General

1. We note that you have conducted a series of offerings, between November 30, 2017 and January 31, 2018, in which you sold shares of your common stock and warrants to purchase shares of your common stock to certain investors, including directors of the company. We also note that certain of such offerings involved the issuance of warrants to purchase common stock to Paulson Investment Company, LLC in consideration for its services as placement agent in such offerings. For instance, we note that, according to Form 4 filings made on February 2, 2018, it appears that certain directors of your company purchased common stock and warrants to purchase common stock in your January 31, 2018 offering. As another example, according to a Form 8-K filed January 23, 2018, you granted Paulson Investment Company, LLC, the solicitation agent in your current tender offer, warrants to purchase common stock. Please provide a detailed legal analysis as to your compliance with Rule 13e-4(f)(6) and Rule 14e-5 with respect to these offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Michael Lerner, Esq.
       Steven Skolnick, Esq.
       Lowenstein Sandler LLP